Kestra Investment Services, LLC

Statement of Financial Condition

December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24   AND ENDING 12/31/24

                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Kestra Investment Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5707 Southwest Parkway, Building 2, Suite 400

(No. and Street)

Austin	**TX**	**78735**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kelly Yin	**1-844-553-7872**	kelly.yin@kestrafinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP

(Name – if individual, state last, first, and middle name)

2323 Victory Avenue, Suite 2000	**Dallas**	**TX**	**75219**
(Address)	(City)	(State)	(Zip Code)

PCAOB #: 42

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Joel Bennett, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kestra Investment Services, LLC, as of 12/31, 2024____, is true and correct. I further swear (or affirm) that neither the company nor any

partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CFO

[signature]
Notary Public

DAPHNE BRADDOCK
MY COMMISSION EXPIRES
FEBRUARY 8, 2027
NOTARY ID: 13189443-1
NOTARY PUBLIC STATE OF TEXAS

This filing contains (check all applicable boxes):**

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

Kestra Investment Services, LLC
Table of Contents
December 31, 2024



Report of Independent Registered Public Accounting Firm

To the Management and Board of Managers of Kingfisher Topco Holdings GP, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kestra Investment Services, LLC (the Company) as of December 31, 2024 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2014.

Dallas, Texas

February 24, 2025

Kestra Investment Services, LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$	15,724,000
Receivable from broker dealers and clearing firm		28,767,331
Receivable from affiliates		148,668
Capitalized recruiting costs		3,723,702
Other assets		2,321,647
Total assets	$	**50,685,348**

Liabilities

Payable for commissions and fees	$	15,015,984
Accounts payable and other accrued liabilities		3,735,624
Payable to affiliates		3,084,371
Total liabilities		21,835,979

Member's equity

Additional paid-in capital		10,104,412
Retained earnings		18,744,957
Total member's equity		28,849,369
Total liabilities and member's equity	$	**50,685,348**

The accompanying notes are an integral part of the financial statement.

Kestra Investment Services, LLC
Notes to Statement of Financial Condition
December 31, 2024

1. **Organization and Nature of Business**

Kestra Investment Services, LLC ("Company"), a Texas limited liability company, is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a dually registered member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). The Company provides retail securities brokerage services through a nationwide network of registered representatives.

The Company is wholly-owned by Kestra Financial, Inc, ("Parent") through a single membership interest and class of membership in the Company. Pursuant to the Company's operating agreement, the Parent is not liable for any debts, obligations, or liabilities of the Company (whether any such debts, obligations, or liabilities arise in tort, contract, or otherwise) solely by reason of being the member or participating in the conduct of the business of the Company.

On June 3, 2019, Kingfisher Holding LP acquired Kestra Advisor Services Holdings A, Inc., ("Indirect Parent") and its affiliates. Kingfisher Holding LP is managed by Kingfisher Holding GP LLC, which is owned by funds affiliated with and controlled by Warburg Pincus LLC.

On February 3, 2025, a change in control occurred from Warburg Pincus LLC to Stone Point Capital LLC. See subsequent event footnote for change in ownership.

The Company is engaged in a single line of business as a securities broker-dealer that provides its principal products and services through one operating segment. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Footnote 6), which is not a measure of income and loss, to make operational decisions while maintaining capital adequacy, such as whether to pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the income and loss of the segment are the same as those described in the summary of significant accounting policies.

2. **Significant Accounting Policies**

General
The statement of financial condition of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis and forwards all transactions to one clearing broker-dealer ("clearing firm") or directly to the product fund or carrier.

Kestra Investment Services, LLC
Notes to Statement of Financial Condition
December 31, 2024

Estimates

The preparation of the Company's statement of financial condition is in conformity with GAAP which requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities at the date of the statement of financial condition. Estimates are used in determining such amounts as valuation of litigation, contingency, and accruals of certain revenue receivables and expense liabilities. Actual results may differ from those estimates.

Securities transactions

Customer accounts are held by the clearing broker or other unaffiliated financial institutions.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The balance of $15,724,000 consists of cash, money market funds and $191,226 of restricted cash at December 31, 2024.

Fair value measurements

Fair value accounting establishes a framework for measuring fair value, which is defined as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). This framework includes a fair value hierarchy that prioritizes the inputs to the valuation technique used to measure fair value.

The classification of a financial instrument within the valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels of the hierarchy in order of priority of inputs to the valuation technique are defined as follows:

> Level 1 - Valuations are based on unadjusted quoted prices in active markets for identical financial instruments;

> Level 2 - Valuations are based on quoted market prices, other than quoted prices included in Level 1, in markets that are not as active or on inputs that are observable either directly or indirectly for the full term of the financial instrument; and

> Level 3 - Valuations are based on pricing or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement of the financial instrument. Such inputs may reflect management's own assumptions about the assumptions a market participant would use in pricing the financial instrument.

The carrying amounts of the Company's financial assets are deemed to be Level 1 within the fair value hierarchy and are included in Other assets on the Statement of Financial Condition

Capitalized recruiting costs

The Company pays fees to third-party recruiters and bonuses to employees for recruiting independent financial advisors, and thereby bring their client's accounts to the Company, which generates commission revenue, and fee income to the Company. The Company

4

capitalizes the incremental costs of obtaining a contract with a financial advisor if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. These capitalized costs are amortized over the length of the estimated relationship. The unamortized cost totals $3,723,702 at December 31, 2024.

The Company uses an amortization method that is consistent with the pattern of transfer of goods or services to its customers. Any costs that are not incremental costs of obtaining a contract with a customer, such as costs of onboarding, training and support of independent financial advisors, would not qualify for capitalization.

Income taxes

The Company is treated as a disregarded entity for income tax purposes. The accounts of the Company are included in the consolidated federal income tax return filed by the Indirect Parent.

Management of the Company considers the likelihood of changes by taxing authorities in its filed income tax returns and discloses potentially significant changes that management believes are more-likely-than-not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions taken or to be taken that require disclosure in the accompanying statement of financial condition.

Recent accounting developments

Segment Disclosures - In November 2023, the FASB issued ASU 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU-2023-07"), which requires all current annual disclosures about segment profit/loss and assets to be reported in interim periods, as well as enhanced disclosures about significant segment expenses.

The Company adopted the provisions of this guidance on January 1, 2024. The adoption did not have an impact on the Company's Statement of Financial Condition. Required disclosure changes have been included in this statement of financial condition.

3. **Deposit Held by Clearing Firm**

Under the terms of the clearing agreements between the Company and the clearing firm, the Company is required to maintain a certain level of cash on deposit with the clearing firm. Should the clearing firm suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing firm. Included in other assets on the Statement of Financial Condition is approximately $150,000 of funds on deposit with a clearing organization.

Kestra Investment Services, LLC
Notes to Statement of Financial Condition
December 31, 2024

4. Related Party Transactions

The Company has transactions and relationships with affiliate companies. Because of these relationships, the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

The Company has entered Corporate Services Agreement and Home Office Services Agreement among Parent, Kestra Advisory Services, LLC ("RIA"), and certain of Parent's acquired firms ("Subsidiaries"), under which Parent provides Shared Services and Home Office Services to the Company, RIA, and Subsidiaries. The Company reimburses Parent for such services on a regular basis.

For Shared Services, at December 31, 2024, a payable balance to the Parent of $50,535 is included in the Payable to affiliates line on the Statement of Financial Condition.

For Home Office Services, at December 31, 2024, a payable balance to the Parent of $571,623 is included in the Payables to affiliates line on the statement of Financial Condition.

At December 31, 2024, the Company had $1,620,230 payable to RIA, which is included in the Payable to affiliates line on the Statement of Financial Condition.

The Company has an Administrative Services Agreement with Parent, RIA and Subsidiaries. Based on this agreement, the Company obtains certain Administrative Services from Parent through Subsidiaries to support the business activities of the Company. At December 31, 2024, a payable balance of $643,011 is included on the Statement of Financial Condition in the Payable to affiliates line.

The Company also has a Networking Agreement with Kestra Private Wealth Services, LLC ("KPWS"), under which KPWS provides advisory services to certain registered representatives of the Company. At December 31, 2024, the Company had $198,972 payable to KPWS, which is included Payable to affiliates line on the Statement of Financial Condition.

The Statement of Financial Condition also includes $148,668 receivables from affiliates other than Parent, RIA, and KPWS as disclosed above related to inter-company transactions.

5 Dividends to Parent

During 2024, the Company paid dividends to Parent in the amount of $30,500,000. As a registered securities broker-dealer, SEC Rule 15c3-1 requires the Company to provide written notice to its regulator for any such dividend or capital distribution should certain criteria be met. The regulator may prohibit the Company from making future cash dividend payments if the resulting reduction to shareholder's equity would meet or exceed the defined criteria.

6.   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company's net capital of $11,667,908 was $10,212,175 in excess of its required minimum net capital of $1,455,733. The Company's ratio of aggregate indebtedness to net capital was 2.76 to 1 as of December 31, 2024.

As an NFA member and introducing broker-dealer, the Company is subject to a minimum net capital requirement of $45,000 pursuant to Commodity Futures Trading Commission ("CFTC") regulation 1.17. However, the Company's minimum net capital requirement pursuant to the SEC is $1,455,733. The Company's minimum net capital requirement is the greater of NFA or SEC requirements.

7.   **Credit Risk**

The Company maintains its cash in bank depository accounts, which, at times, may exceed federally insured limits. The Company selects depository institutions based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts. At December 31, 2024, all cash and cash equivalents were held at one institution, which were $15,020,239 in excess of the FDIC limit.

The Company clears securities transactions through the clearing firm on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing firm, the clearing firm has the right to charge the Company for losses that result from counterparties' failure to fulfill their contractual obligations. This right applies to all trades executed through the clearing firm, and therefore the Company believes there is no maximum amount assignable to this right. At December 31, 2024, the Company did not have material liabilities with regard to this right.

The Company is further exposed to credit risk for commissions receivable from the clearing firm and other unaffiliated institutions. Such credit risk is generally limited to the amount of receivable from brokers, dealers, and clearing firm.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

8.   **Commitments and Contingencies**

In the ordinary course of business, the Company is involved in lawsuits and other claims. Management will continue to respond appropriately to these lawsuits and claims and vigorously defend the Company's interests. The Company has errors and omissions and other insurance to provide protection against certain losses that arise in such matters, although such insurance may not cover the costs or losses incurred by the Company.

9.   **Subsequent Events**

On January 28, 2025, the Company declared a $3,000,000 cash dividend payment to its Parent.

On February 3, 2025, the Company was subject to an indirect change in control when affiliated funds of Stone Point Capital, LLC (collectively, "Stone Point") acquired majority ownership of Kingfisher Topco Holdings, LP ("Kingfisher"), a new parent partnership formed for purposes of completing the acquisition and which now owns the prior parent partnership and all of its subsidiaries, including but not limited to the Company. Kingfisher Topco Holdings GP, LLC, which is also majority-owned by Stone Point, serves as general partner of Kingfisher.

The Company has performed an evaluation of subsequent events from January 1, 2025 through February 24, 2025 the date of issuance of the financial statement. There have been no other subsequent events that would require recognition or disclosure in the statement of financial condition.